Exhibit 99.1

Alvotech to Report First Six Months and Second Quarter 2022 Financial Results on August 31, 2022 and Host Business Update Conference Call at 8:00 am ET on September 1, 2022

REYKJAVIK, ICELAND (August 15, 2022) – Alvotech (NASDAQ: ALVO), a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide, announced today that it will release financial results for the first six months and second quarter of 2022, after U.S. markets close on Wednesday, August 31, 2022.

Following the release, Alvotech will conduct a business update conference call and live webcast on Thursday, September 1, 2022, at 8:00 am ET (12:00 pm GMT).

In order to participate in the conference call, please register in advance following this link to obtain a local or toll-free phone number and your personal pin.

A live webcast of the call will be available on Alvotech’s website in the Investors Section of the Company’s website under News and Events – Events and Presentations, where you will also be able to find a replay of the webcast, following the call for 90 days.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
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CONTACTS

Alvotech Investor Relations

Benedikt Stefansson

alvotech.ir@alvotech.com

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 2 of 2	102 Reykjavík, Iceland		www.alvotech.com